Exhibit 99.1

BUENOS AIRES, March 10, 2020

Comisión Nacional de Valores

Note: CPSA-GG-N-0081/20-AL
 Subject: Material News

Dear Sir/Madam:

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform you that the Board of Directors of the Company has decided to call an General Shareholders’ Meeting on April 30, 2020 at 11 a.m. on first call, and at 12 on the same day on second call, at Av. Tomás A. Edison 2701, City of Buenos Aires.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099